[redacted]

08006359

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC Mail Processing
Section

DEC 17 2008

Washington, DC
111

Your reference File No. 82-5089
Our reference UM / BC
Date December 16, 2008

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich Insurance Ireland Limited is renamed Zurich Insurance plc" dated December 16, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
JAN 07 2009
THOMSON REUTERS

Enclosure

46674-03

News Release

ZURICH®

SEC Mail Processing
Section

DEC 1 7 2008

Washington, DC
111

Zurich Insurance Ireland Limited is renamed Zurich Insurance plc

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 16, 2008 – Zurich Financial Services Group (Zurich) announced today that Zurich Insurance Ireland Limited (ZIIL), the Group's Ireland-based European general insurance risk carrier, will be changing its name and incorporation status to Zurich Insurance Public Limited Company (ZIP) with effect from January 1, 2009.

As already announced on May 27, 2008, Markus Hongler, currently CEO of Zurich Switzerland, has been appointed CEO of ZIP, effective January 1, 2009. "Markus has achieved tremendous results in his current function. With his immense knowledge of the European insurance market he will help to drive our European efforts to the next level", remarks Annette Court, CEO, Europe General Insurance (EGI) and Chair of ZIP's board of Directors.

"This name change will better reflect the increasingly European nature of the entity", says Thomas Hürlimann, CEO, Global Corporate in Europe.

The change of status to ZIP will not change any business relationships, credit ratings or mode of operations. Documentation for all ZIP branches will be updated to reflect this change of name.

Zurich Insurance Public Limited Company (ZIP) (Zurich Insurance Ireland Limited (ZIIL) until December 31, 2008) is Zurich's Ireland-based European general insurance risk carrier. ZIP is a member of the Zurich Financial Services Group and is rated AA-/Stable by Standard & Poor's. It has regulated branches in Belgium, Finland, Denmark, France, Italy, Norway, Sweden, the United Kingdom and the Netherlands as well as conducting business in Ireland. ZIP's operating

ZURICH®

structure provides an efficient and effective platform through which to execute EGI's and Global Corporate's strategies to deliver customized, comprehensive and competitive products, solutions and claims management services to Zurich's personal and commercial customers in those countries in which it is established. ZIP is regulated by the Irish Financial Regulator and is registered in Ireland. Registered office: Zurich House, Ballsbridge Park, Ballsbridge, Dublin 4, Ireland.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For broadcast-standard video and/or high-resolution pictures supporting this news release, please visit www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END